EXHIBIT 99.1

Just Energy Reports Third Quarter 2019 Results

Base EBITDA increased 11% in the quarter driven by robust gross margin improvement

Embedded gross margin remains stable at $2.3 Billion

Management reaffirms full fiscal year Base EBITDA guidance

TORONTO, Feb. 06, 2019 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (TSX:JE; NYSE:JE), leading consumer company focused on essential needs including electricity and natural gas commodities, health and well-being products, and utility conservation, today announced results for its third quarter of fiscal 2019. All dollar amounts are expressed in Canadian dollars unless otherwise noted.

Key Highlights:

  Base EBITDA of $58.2 million for the third quarter increased 11% year-over-year due to the significant improvement in gross margin, partially offset by higher bad debts and an increase in administrative expenses to support the growth initiatives.

  Gross margin increased 10% to $188.5 million from the prior year, primarily driven by improved pricing power in North America, enabled by the Company’s unique customer value enhancing product offerings coupled with loyalty rewards offered through a multi-channel approach; and margin expansion from a suite of value-added products and services, partially offset by risk management costs.

  Embedded gross margin of $2.3 billion increased $366.9 million, or 19%, compared to the same period one year ago. The increase was primarily due to improved pricing power in North America. The embedded gross margin includes $46.0 million from Filter Group Inc. (“Filter Group”) which was acquired on October 1, 2018.

  Base FFO decreased 15% in the quarter to $32.1 million as a result of the increase in financing costs which offset the improvements in Base EBITDA.

  The payout ratio on Base FFO for the quarter was 67%, compared with 57% in the prior comparable quarter of last year and 85% one quarter ago. The payout ratio for the trailing 12 months was 86%, compared with 90% for the trailing 12 months one year ago.

  Administrative expenses increased by $5.7 million year-over-year, or 11%, due to upfront costs relating to process and operational efficiency improvement activities, ongoing support for business expansion, including the transaction costs to acquire Filter Group, and unfavourable foreign exchange fluctuations. The Company continues its efforts to reduce administrative expenses through greater automation and consolidation of support activities.

  Selling and marketing expenses increased $1.7 million year-over-year, or 3%, as a result of the increased commission costs to acquire new customers, offset by capitalization of certain upfront incremental customer acquisition costs and a decrease in non-commission selling expenses.

  Finance costs of $22.8 million increased by 72% from the comparable quarter last year as a result of higher collateral related costs associated with Texas electricity markets, supplier credit term extension, interest expense from higher debts and higher interest rates.

  Customer count increased 2% year-over-year to 1.6 million, including 27,000 distinct customers from Filter Group’s water filter subscriptions.

  Total RCEs of 4.1 million declined 1% sequentially and remained consistent from one year ago. During the quarter, gross RCE additions were 238,000 and net RCE additions were negative 31,000.

  The Company reaffirms its fiscal 2019 Base EBITDA guidance range of $200 million to $220 million, including the implementation of IFRS 15. This represents approximately 10% year-over-year Base EBITDA growth at the midpoint of guidance over an adjusted fiscal 2018 Base EBITDA.
Financial highlights
For the three months ended December 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2019	(decrease)	Fiscal 2018
Sales	$966,653	6%	$912,203
Gross margin	188,513	10%	171,305
Administrative expenses	56,031	11%	50,389
Selling and marketing expenses	57,255	3%	55,547
Finance costs	22,762	72%	13,266
Profit for the period[1]	27,025	NMF[3]	208,415
Profit per share available to shareholders – basic	0.17		1.40
Profit per share available to shareholders – diluted	0.16		1.12
Dividends/distributions	21,434	-	21,501
Base EBITDA[2]	58,216	11%	52,507
Base Funds from Operations[2]	32,059	(15)%	37,539
Payout ratio on Base Funds from Operations[2]	67%		57%

Financial highlights
For the nine months ended December 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2019	(decrease)	Fiscal 2018
Sales	$2,799,953	7%	$2,611,836
Gross margin	515,384	9%	471,531
Administrative expenses	170,221	17%	145,826
Selling and marketing expenses	164,547	(4)%	172,200
Finance costs	59,225	57%	37,777
Profit (loss) for the period[1]	(35,848)	NMF[3]	252,801
Profit (loss) per share available to shareholders – basic	(0.28)		1.60
Profit (loss) per share available to shareholders - diluted	(0.28)		1.32
Dividends/distributions	66,026	2%	64,752
Base EBITDA[2]	122,757	16%	105,564
Base FFO[2]	76,396	16%	65,730
Payout ratio on Base FFO[2]	86%		99%
Embedded gross margin[2]	2,322,900	19%	1,956,000
Customer count	1,647,000	2%	1,607,000
Total ending RCEs	4,133,000	-	4,114,000

1 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts as part of the risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2 See “Non-IFRS financial measures” in Q3 Fiscal 2019’s Management’s Discussion and Analysis.
3 Not a meaningful figure

“We are pleased with the third quarter results and remain on track to achieve our fiscal year expectations, as our margin enhancement actions and expanded offering of value-added products and services are driving strong performance,” said Just Energy’s chief executive officer, Pat McCullough. “Our core business remains strong and our accomplishments are demonstrating the initial success of our transformation strategy. This can be seen in the growth of our value-added products, including the acquisition of the water filtration business, and the increased customer profitability profile. The collective efforts to improve profitability and attract and retain strong-fit customers is evident in our ability to maintain record-level embedded gross margin on our existing book of business as our core commodity business continues to support our performance.”

Mr. McCullough continued, “Looking ahead, we expect that our ongoing resolve and commitment to faster execution will drive performance beyond historical levels and support our ability to achieve fiscal year guidance and drive earnings growth well into the future. Our healthy core business, combined with the expanded offering of value-added products and services, will generate significant capital to not only support future dividend payments, but also the pursuit of growth opportunities that support our strategic shift to be a consumer-focused company.”

Embedded gross margin

Management's estimate of the future embedded gross margin is as follows:
(millions of dollars)
	As at	As at	Dec. 31 vs.	As at	2018 vs.
	Dec. 31,	Sept 30,	Sept 30,	Dec. 31,	2017
	2018	2018	variance	2017	variance
Commodity embedded gross margin	$2,276.9	$2,291.0	(1)%	$1,956.0	16%
VAP embedded gross margin	46.0	45.2	2%	-	-
Total embedded gross margin	2,322.9	2,336.2	(1)%	$1,956.0	19%
  Embedded gross margin of $2.3 billion increased 19% year-over-year and remained stable with the previous quarter. The embedded gross margin includes $46.0 million from Filter Group Inc. which was acquired on October 1, 2018, on a five-year undiscounted basis. On a ten-year undiscounted basis, Filter Group Inc.’s embedded gross margin reaches $82.3 million.

Customer Summary

	As at	As at
	Dec. 31,	Dec. 31,	% increase
	2018	2017	(decrease)

Commodity	1,432,000	1,530,000	(6)%
VAP	69,000	25,000	176%
Commodity and VAP Bundle	146,000	52,000	181%
Total customer count	1,647,000	1,607,000	2%
  Total customer count of 1,647,000 increased by 2% year-over-year. The customer count captures customers with a distinct service address that may have multiple products and services and may possess Just Energy Perks. The total customer base includes 27,000 distinct customers from Filter Group’s water filter subscriptions and 76,000 smart thermostat customers.
Annual gross margin per RCE
	Q3 Fiscal	Number of	Q3 Fiscal	Number of
	2019	RCEs	2018	RCEs

Consumer customers added and renewed	$347	177,000	$225	183,000
Consumer customers lost	309	156,000	189	120,000
Commercial customers added and renewed[1]	80	175,000	73	239,000
Commercial customers lost	70	113,000	77	157,000

1 Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

  The average gross margin per RCE for the customers added and renewed by the Consumer division was $347/RCE, an increase from $225/RCE added in the prior comparable period, primarily due to the improved pricing power, offset by risk management costs.

  The average gross margin per RCE for the Commercial customers added or renewed during the quarter was $80/RCE, an increase from $73/RCE added in the prior comparable period of last year as the Company continues to focus on adding and renewing small and medium-sized customers and retaining larger margin customers.
Customer Aggregation (RCEs)

	Oct. 1,			Failed to	Dec. 31,	%	Dec. 31,	% increase
	2018	Additions	Attrition	renew	2018	decrease	2017	(decrease)
Consumer Energy
Gas	621,000	34,000	(24,000)	(15,000)	616,000	(1)%	617,000	-
Electricity	1,163,000	81,000	(81,000)	(25,000)	1,138,000	(2)%	1,171,000	(3)%
Total Consumer RCEs	1,784,000	115,000	(105,000)	(40,000)	1,754,000	(2)%	1,788,000	(2)%
Commercial Energy
Gas	454,000	16,000	(11,000)	(8,000)	451,000	(1)%	365,000	24%
Electricity	1,926,000	107,000	(41,000)	(64,000)	1,928,000	-	1,961,000	(2)%
Total Commercial RCEs	2,380,000	123,000	(52,000)	(72,000)	2,379,000	-	2,326,000	2%
Total RCEs	4,164,000	238,000	(157,000)	(112,000)	4,133,000	(1)%	4,114,000	-
  Total RCE base decreased 1% from the previous quarter and remained consistent year-over-year.

    Gross RCE additions were 238,000, a decrease of 22% compared to RCEs added in the third quarter of fiscal 2018, reflecting the transition from a purely RCE driven focus to a greater focus on attracting and retaining strong-fit customers that will drive greater profitability.

    Net additions were negative 31,000 compared with a positive 27,000 net RCE additions in the third quarter of fiscal 2018.

  Consumer gross RCE additions of 115,000 increased 10% from 105,000 gross RCE additions recorded in the prior comparable quarter. The variance was primarily driven by winning new customers through the annual Ohio gas standard choice offer auction, offset by failed-to-renew U.K. residential aggregation customers.

  Commercial RCE additions of 123,000 decreased 38% over the prior comparable quarter of last year. The decline was primarily driven by significant adds in the prior quarter from large commercial and industrial customers and Interactive Energy Group totalling 69,000 RCEs.

  The Company continues to expand and diversify its sales channels. For the three months ended December 31, 2018, 52% of the total Consumer and Commercial RCE additions were generated through commercial brokers, 30% from online and other sales channels, 10% from retail channels and 8% from door-to-door sales.  In the prior comparable quarter, 44% of RCE additions were generated from retail, online and other sales channels, 39% from commercial brokers, and 17% using door-to-door sales.

  The combined attrition rate was 13% for the trailing 12 months ended December 31, 2018, consistent with the prior comparable 12 months. The Consumer attrition rate decreased two percentage points to 20% while the Commercial attrition rate increased one percentage point compared to the prior comparable 12 months.

  The decrease in the Consumer attrition rate is a result of the Company’s focus on becoming the customers’ “trusted advisor” and providing a variety of energy management solutions to its customer base to drive customer loyalty. The increase in the Commercial attrition rate reflected a very competitive market for Commercial renewals with competitors pricing aggressively, and the Company’s focus on improving retained customers’ profitability rather than pursuing low margin growth.

  The renewal rate was 58% for the trailing 12 months, consistent with the prior comparable period. The Consumer renewal rate stands at 72%, and the Commercial renewal rate at 48%, consistent with the prior comparable period.

Balance Sheet & Liquidity

  Cash and short-term investments of $8.9 million decreased from $48.9 million as of March 31, 2018. The decrease in cash is primarily attributable to the Company’s investment in upfront customer acquisition costs and risk management activities.

  The Company has $58.4 million of the credit facility remaining and an undrawn facility of US$153.0 million from the second and third tranches of the 8.75% loan.

  Debt of $716.1 million increased from $543.5 million as of March 31, 2018. The increase is a result of the issuance of the 8.75% loan, increased drawdown of the credit facility and the Filter Group financing, offset by the partial redemption of the 6.5% convertible bonds.

  As of December 31, 2018, Just Energy’s book value net debt to the trailing 12-month Base EBITDA was 3.7x, higher than the 2.8x reported for March 31, 2018.

  Base FFO of $32.1 million decreased 15% compared with Base FFO of $37.5 million for the prior comparable quarter of last year. The decrease was driven by the significant increase in financing costs that offset the improvements in EBITDA.

  The payout ratio on Base FFO was 67% for the third fiscal quarter, compared to 57% reported in the comparable period in fiscal 2018.

  Dividends and distributions for the third fiscal quarter were $21.4 million, consistent with the prior comparable period.

Outlook

Just Energy is executing a strategic shift from a retail energy provider to a consumer company focused on differentiated value-add products, unparalleled customer satisfaction and profitable customer growth. Just Energy’s strategic transformation from an era of price-based commodities sold through third parties to a future as a more customer-centric consumer company is well underway. The Company’s near-term success starts with its core business. The core commodity business continues to perform well and the embedded gross margin on its existing book of business remains at a Company record high of $2.3 billion. Just Energy’s unique offering of value-added products and services seeks to address its customers’ concerns around their families’ health and well-being, utility conservation and essential energy needs in their homes. To achieve profitability and optimize growth in the remainder of fiscal 2019 and beyond, Just Energy will drive sales, gross margin and high-quality customer growth through its multi-channel strategy by aggressively promoting these three product growth categories, while developing additional strategic, alternative channels. Just Energy will also deploy a consistent value-creation product strategy across the consumer business.

Just Energy has undertaken several initiatives in fiscal 2019 to attract higher margin customers in conjunction with implementing margin enhancement actions across the organization. To further drive profitability, Just Energy implemented cost cutting initiatives and will continue its efforts to reduce administrative expenses through greater automation and consolidation of support activities. Just Energy expects to see the results of these actions continue to contribute in the fiscal fourth quarter, driving performance beyond historical levels and supporting guidance for the current fiscal year and earnings growth into the future.

Just Energy’s core business is healthy and growing, as profitability per customer is improving and the strategic shift to a consumer-focused company is on track. The Company is focused on a manageable set of strategic initiatives that will build on the current momentum and continue contributing to the Company’s profitability.

As a result, management reaffirms its guidance for fiscal 2019 Base EBITDA in the range of $200 million to $220 million. This expectation reflects the implementation of IFRS 15 for the full fiscal year.

Just Energy’s balance sheet remains strong and the Company remains fully committed to returning capital to shareholders through dividend distributions.

Earnings Call

The Company will host a conference call and live webcast to review the fiscal third quarter results beginning at 10:00 a.m. Eastern Time on February 7th, 2019 followed by a question and answer period. Chief executive officer, Patrick McCullough, and chief financial officer, Jim Brown will participate on the call.

Just Energy Conference Call and Webcast

  Thursday, February 7th, 2019
  10:00 a.m. Eastern Time

Those who wish to participate in the conference call may do so by dialing 1-877-501-3160 (from inside the U.S.) or 1-786-815-8442 (from outside the U.S.) and using the Conference ID 1676017. The call will also be webcast live over the internet at the following link:

https://edge.media-server.com/m6/p/3b7c2v4v

A webcasted replay for the call will also be archived on the JE investor relations website a few hours after the event.

About Just Energy Group Inc.

Just Energy is a leading consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and terrapass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

NON-IFRS MEASURES
The financial measures, such as “EBITDA”, Base EBITDA, FFO, Base FFO, Base FFO Payout Ratio and Embedded Gross Margin do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Company’s management’s discussion and analysis of financial condition and results of operations of the Company for the three and nine months ended December 31, 2018 for the Company’s definition of “EBITDA” and other non-IFRS measures.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-982-0475
michael.cummings@alpha-ir.com